

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2011

<u>Via E-mail</u>

Xiaozhong Wu
Chairman and Chief Executive Officer
Mega World Food Holding Company
Room C1D, 6/F, Wing Hing Industrial Building
14 Hing Yip Street
Kwun Tong, Kowloon
Hong Kong

> **Re: Mega World Food Holding Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 25, 2011**
> **File No. 333-171046**

Dear Mr. Wu:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Expense, page 29</u>

1.   We note your response to comment 12 from our letter to you dated January 4, 2011, the amended consulting agreement filed as Exhibit 10.4, and your revised disclosures at pages 26 and 29. Please further revise to clarify whether these consulting fees were in fact incurred as a one-time expense and, if not, explain how the amounts payable will be calculated in future periods. In this regard, we note that Exhibit A to Exhibit 10.2 suggests that Mr. Di's total compensation under the agreement consists of the stock issuance and cash payment listed, and it does not appear that you are required to pay any additional compensation going forward.

2.   In addition, please disclose and clarify the term of Mr. Di's consulting contract, including when and under what circumstances the contract is terminable by (1) the company and (2) by Mr. Di.

Liquidity and Capital Resources, page 31

3.   We note your response to comment 13 from our letter dated January 4, 2011, as well as your revised disclosure at page 31, which states that until you generate revenues or secure other financing, all your costs "will be funded as a loan from Xiaozhong Wu . . . on a non-interest bearing basis," but that Mr. Wu is not obligated to provide these or any other funds. In addition, you state that there is no dollar limit to the amount that he has agreed to provide. With regard to the loan agreement, please address each of the following:

- Disclose the circumstances surrounding Mr. Wu's agreement to provide loans to the company as necessary, including whether this agreement was evidenced in writing or was oral in nature.
- Clarify the specific costs for which Mr. Wu has agreed to loan funds. Your disclosure currently suggests that Mr. Wu will loan funds to cover "all [y]our costs," but it is not clear whether this relates only to costs associated with the offering or whether it extends to additional, future expenses, including those relating to subsequent reporting requirements.
- Disclose why Mr. Wu is not obligated to provide these funds even though he has agreed to do so.
- Provide a written description of the agreement similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii) of Regulation S-K, as C&DI 146.04 requires. You will find C&DI 146.04 at the following web address: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Exhibits

4.   We note the auditor consent filed with your amendment to the Form S-1 is dated February 23, 2010 and refers to an audit report dated December 8, 2010. Please file a current consent with your next amendment to the registration statement that reflects the correct date of the auditor's report.

5.   With respect to previously filed exhibits that you are incorporating by reference from earlier filings, please revise to indicate precisely the date and the filing with which the exhibits were previously filed.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jenifer Gallagher at (202) 551-3706 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 with questions regarding comments on the financial statements and related matters. You may contact John P. Lucas at (202) 551-5798 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director

cc: Michael Williams, Esq.